

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

Via E-mail
Lloyd C. Hillard, Jr.
President and CEO
Farmers Capital Bank Corporation
202 W. Main St.
Frankfort, KY 40602

Re: **Farmers Capital Bank Corporation**
        Registration Statement on Form S-1/A
        Filed May 15, 2012
        File No. 333-180911

Dear Mr. Hillard:

　　We have monitored your registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the public offering price of the Preferred Shares will be determined by an auction process. We also note the clearing price will be equal to the highest price in the auction for which the quantity of all bids at or above such price equals the number of Preferred Shares that Treasury elects to sell. This appears to provide a great deal of discretion to the selling shareholder and little certainty to bidders participating in the auction. It is unclear how this process provides a formula that bidders can rely on in placing their bids. Please explain how the bidders will have certainty as to the manner in which the offering price will be determined.

Prior Comment 5

2. Please confirm that you will identify the underwriters in a pre- or post-effective amendment filed prior to any distribution of the prospectus.

Prior Comment 9

3. Revise the added narrative regarding nominations to briefly describe whether the company or the holders will nominate the directors and how that process will occur.

Prior Comments 11 and 12

4. We note the added disclosure to the Supplement regarding the auction process. The supplement should only supplement the materials in the base prospectus; however, there is no mention of the auction process in the base prospectus, particularly in the underwriting section. Please also include the disclosures to the base prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel